LIMITED POWER OF ATTORNEY

The undersigned, Ryan M. O'Hara, authorizes and designates Michael Pope, Jason Sebring and Antonio Birbeck-Herrera to execute and file on the undersigned's behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Shutterfly, Inc. The authority of Michael Pope, Jason Sebring and Antonio Birbeck-Herrera under this Statement shall continue until the undersigned is no longer required to file Form 3, 4 & 5 with regard to the undersigned's ownership of or transactions in securities of Shutterfly, Inc., unless earlier revoked in writing. The undersigned acknowledges that Michael Pope, Jason Sebring and Antonio Birbeck-Herrera are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.
June 12, 2019 /s/ Ryan O’Hara